FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

March 14, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

March 14, 2007 – Toronto, Ontario – (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) Grandview Gold Inc. (“Grandview” or the “Company”) is very pleased to announce the purchase, from McKeena Gold Inc. (“McKeena”), 100% interest in the Angelina and the Banksian gold properties in the Rice Lake Gold Belt in mining-friendly Manitoba. The Angelina property was purchased for 100,000 common share warrants at an exercise price of $0.70, expiring February 28, 2008 and Banksian was purchased for 250,000 common share warrants at an exercise price of $0.70, expiring February 28, 2008. The transactions contemplated herein continue to remain subject to receipt of all required regulatory approvals, including approval of the Toronto Stock Exchange.

The Angelina gold property comprises 351 acres underlain by archean mafic volcanics, metasedimentary rocks intruded by the Ross River pluton. The project area is located 24 km southeast of the town of Bissett, Manitoba approximately 100 km west of Red Lake, Ontario.

The Banksian gold property consists of 14 claims totaling 2,824 hectares and is underlain by similar geological units as at the Angelina property. The project area lies approximately 45 km southeast of Rice Lake right on the Ontario – Manitoba border.

Grandview continues to acquire and explore high-potential gold properties in proven high- grade gold camps and emerging gold camps in low political risk environments in Canada and the United States. “The Angelina and Banksian purchases represent another step in the Company’s plan to consolidate properties in the Rice Lake Gold Belt,” says Grandview president Paul Sarjeant B.Sc., P.Geo,. “The Rice Lake Gold Belt, while separated from the +11 million ounce Red Lake Gold Camp by provincial boundary, displays similar greenstone belt

Grandview Gold Inc.

geology and shares regional fault and shear zones.”

Several shear zones were first discovered in 1927 on what is known as the Angelina property and there has been sporadic exploration over the years. Recent shear zone mapping and compilation data produced by P. Fulton-Regula for Gossan Resources Ltd. in 2003 indicated gold results from chip samples over multiple shear zones including 0.53 oz/t (18.0 g/tonne) over 3.7 m, 0.26 oz/t (8.84 g/tonne) over 7.92 m, 0.27 oz/t (9.18 g/tonne over 2 m). Individual grab samples of vein quartz ranged from 31g/tonne to 205.7 g/tonne gold. Gold mineralization was found along NNW trending shear zones within a structurally complex assemblage of basalts, metasediment, gabbro and tuffs.

In 2004, Gossan Resources drilled 10 shallow diamond drill holes with results including; Ang-04-01 3.4 g/tonne gold over 1 m and Ang-04-05 which returned 1.9 g/tonne gold over 4.2 m. Drilling has focused primarily on the eastern extent of the property. Shear zones and other structures to the west have been largely unexplored.

The Banksian property remains largely unexplored and represents an early stage exploration target. “We will utilize all resources to help guide our exploration efforts in this region. Including airborne data flown by Grandview in 2006.” says Mr. Sarjeant

In a research report entitled “Could Rice Lake be the Next Red Lake Gold Mining District?” commissioned jointly by Grandview and several other junior mining companies with gold properties in the Red Lake Mining Belt, Goldmau analyst John Lee, CFA points out that “geology knows no boundaries,” siting the Peru/Chile, Peru/Ecuador and Ontario/Manitoba examples, and further that, “often political boundaries are arbitrarily drawn on the landscape and cut right through prospective geological belts.”

Grandview management and geologists believe that, because of similarities to Red Lake, strategic Rice Lake Gold Belt properties hold a high degree of potential for increasing shareholder value. Despite geological similarities to the Red Lake Mining District, the Rice Lake Gold Belt has produced approximately 10 percent of the gold that Red Lake has. Most of that gold was recovered pre-1950, well before the advent of modern mining techniques and the type of advanced geology, geochemical and geophysical science Grandview currently applies to reduce exploration risk and expense.

Current mining activity indicates that four to five times more junior mining companies are active in the Red Lake Mining District than are exploring the Rice Lake Mining Belt. Those numbers support Grandview’s long view of consolidating premium Rice Lake properties before property values begin to reflect the districts high-grade gold potential.

Grandview Gold Inc.

Item 5.	Full Description of Material Change

March 14, 2007 – Toronto, Ontario – (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) Grandview Gold Inc. (“Grandview” or the “Company”) is very pleased to announce the purchase, from McKeena Gold Inc. (“McKeena”), 100% interest in the Angelina and the Banksian gold properties in the Rice Lake Gold Belt in mining-friendly Manitoba. The Angelina property was purchased for 100,000 common share warrants at an exercise price of $0.70, expiring February 28, 2008 and Banksian was purchased for 250,000 common share warrants at an exercise price of $0.70, expiring February 28, 2008. The transactions contemplated herein continue to remain subject to receipt of all required regulatory approvals, including approval of the Toronto Stock Exchange.

The Angelina gold property comprises 351 acres underlain by archean mafic volcanics, metasedimentary rocks intruded by the Ross River pluton. The project area is located 24 km southeast of the town of Bissett, Manitoba approximately 100 km west of Red Lake, Ontario.

The Banksian gold property consists of 14 claims totaling 2,824 hectares and is underlain by similar geological units as at the Angelina property. The project area lies approximately 45 km southeast of Rice Lake right on the Ontario – Manitoba border.

Grandview continues to acquire and explore high-potential gold properties in proven high- grade gold camps and emerging gold camps in low political risk environments in Canada and the United States. “The Angelina and Banksian purchases represent another step in the Company’s plan to consolidate properties in the Rice Lake Gold Belt,” says Grandview president Paul Sarjeant B.Sc., P.Geo,. “The Rice Lake Gold Belt, while separated from the +11 million ounce Red Lake Gold Camp by provincial boundary, displays similar greenstone belt geology and shares regional fault and shear zones.”

Several shear zones were first discovered in 1927 on what is known as the Angelina property and there has been sporadic exploration over the years. Recent shear zone mapping and compilation data produced by P. Fulton-Regula for Gossan Resources Ltd. in 2003 indicated gold results from chip samples over multiple shear zones including 0.53 oz/t (18.0 g/tonne) over 3.7 m, 0.26 oz/t (8.84 g/tonne) over 7.92 m, 0.27 oz/t (9.18 g/tonne over 2 m). Individual grab samples of vein quartz ranged from 31g/tonne to 205.7 g/tonne gold. Gold mineralization was found along NNW trending shear zones within a structurally complex assemblage of basalts, metasediment, gabbro and tuffs.

In 2004, Gossan Resources drilled 10 shallow diamond drill holes with results including; Ang-04-01 3.4 g/tonne gold over 1 m and Ang-04-05 which returned 1.9 g/tonne gold over 4.2 m. Drilling has focused primarily on the eastern extent of the property. Shear zones and

Grandview Gold Inc.

other structures to the west have been largely unexplored.

The Banksian property remains largely unexplored and represents an early stage exploration target. “We will utilize all resources to help guide our exploration efforts in this region. Including airborne data flown by Grandview in 2006.” says Mr. Sarjeant

In a research report entitled “Could Rice Lake be the Next Red Lake Gold Mining District?” commissioned jointly by Grandview and several other junior mining companies with gold properties in the Red Lake Mining Belt, Goldmau analyst John Lee, CFA points out that “geology knows no boundaries,” siting the Peru/Chile, Peru/Ecuador and Ontario/Manitoba examples, and further that, “often political boundaries are arbitrarily drawn on the landscape and cut right through prospective geological belts.”

Grandview management and geologists believe that, because of similarities to Red Lake, strategic Rice Lake Gold Belt properties hold a high degree of potential for increasing shareholder value. Despite geological similarities to the Red Lake Mining District, the Rice Lake Gold Belt has produced approximately 10 percent of the gold that Red Lake has. Most of that gold was recovered pre-1950, well before the advent of modern mining techniques and the type of advanced geology, geochemical and geophysical science Grandview currently applies to reduce exploration risk and expense.

Current mining activity indicates that four to five times more junior mining companies are active in the Red Lake Mining District than are exploring the Rice Lake Mining Belt. Those numbers support Grandview’s long view of consolidating premium Rice Lake properties before property values begin to reflect the districts high-grade gold potential.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Grandview Gold Inc.

Dated at Toronto, Ontario this 14th day of March 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.